

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2008

DC

SEC FILE NUMBER
8- 42456

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __1-01-07__ AND ENDING __12-31-07__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA L+M Financial Serivces
LAUREN + MERLIN INC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

5510 PEARL RD LL. 98
                             (No. and Street)

PARMA   OH   44129
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAUREN A. FERRANTE   440-884-4495
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD A FRANK
                             (Name – if individual, state last, first, middle name)

6151 Wilson Mills Rd Highland Hts OH 44143
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _LAUREN A. FERRANTE_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___LTM Financial Services___ , as of ___December 31___ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Edward A. Krause, Attorney
Notary Public: State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

Lauren A. Ferrante
Signature

___CEO___
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

L & M FINANCIAL SERVICES

December 31, 2007

RICHARD A. FRANK, CERTIFIED PUBLIC ACCOUNTANT
6151 Wilson Mills Road, Suite 210, Highland Heights, OH 44143
Phone: 440-720-1940 ~ Fax: 440-720-1942

RICHARD A. FRANK
Certified Public Accountant
6151 Wilson Mills Road, Suite 210
Highland Heights, OH 44143
Phone 440-720-1940 ~ FAX 440-720-1942

February 25, 2008

The Stockholders
 L & M Financial Services
Cleveland, Ohio

We have audited the accompanying balance sheet of L & M Financial Services as of
December 31, 2007, and the related statements of income, changes in stockholders' equity,
changes in retained earnings, cash flow, and computation of net capital for the period then ended.
These financial statements are the responsibility of the corporation's management. Our
responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that
our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of L & M Financial Services at December 31, 2007, and the results of its
operations for the twelve months ended December 31, 2007, in conformity with generally
accepted accounting principles.

Further, it is our opinion that the computation of net capital is fairly stated in all respects and no
material differences exist between the computation of net capital and the broker-dealer's
corresponding unaudited Part IIA. In addition, no material inadequacies were found to exist.

Richard A. Frank
Certified Public Accountant

L & M FINANCIAL SERVICES
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets			
Cash in bank	$28,015.88		
Accounts receivable-trade	20,613.59		
Total Current Assets		$48,629.47	
Property, Plant and Equipment			
Furniture, fixtures, and equipment	14,365.00		
Machinery and equipment	9,609.00		
Depreciation-furniture & fixtures	(14,365.00)		
Depreciation-machinery & equipment	(9,609.00)		
Total Property, Plant & Equipment		0.00	
Other Assets			
Deposits	25,675.00		
Investments	83,928.75		
Total Other Assets		109,603.75	
Total Assets			$158,233.22

LIABILITIES AND EQUITY

Current Liabilities			
Accounts payable-trade	$ 42,418.95		
Accrued commissions & other expenses payable	5,658.95		
Accrued payroll taxes	2,575.84		
Total Current Liabilities		$50,653.74	
Equity			
Common stock	141,000.00		
Retained earnings deficit	(33,220.52)		
Treasury stock at cost	(200.00)		
Total Equity		107,579.48	
Total Liabilities and Equity			$158,233.22

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

	Amount	Percent
Income		
Sales	$455,237.74	92.7
Capital gain (loss) on investments	(1,528.95)	(0.3)
Dividend Income	557.25	0.1
Interest Income	1,587.52	0.3
Other Income	35,303.00	7.2
Total Income	491,156.56	100.0
Expenses		
Bank service charges	110.00	0.0
City Corporate Income Tax	501.00	0.1
Commissions	148,182.99	30.2
Dues and subscriptions	7,104.28	1.5
Insurance	8,503.44	1.7
Margin interest expense	3,088.91	0.6
Office expenses	27,459.71	5.6
Operating expenses	31,522.46	6.4
Postage	414.74	0.1
Professional fees	4,345.00	0.9
Rent	16,023.41	3.3
Repairs & Maintenance	16,814.80	3.4
Salaries and wages	190,815.00	38.9
Taxes on payroll	15,632.48	3.2
Telephone	6,081.28	1.2
Travel	7,084.75	1.4
Total Expenses	483,684.25	98.5
Net Income/(Loss)	$ 7,472.31	1.5

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
JANUARY 1, 2007, THROUGH DECEMBER 31, 2007

Balance as of January 1, 2007	$141,000.00
Changes during the year 2007	-0-
Balance as of December 31, 2007	$141,000.00

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN RETAINED EARNINGS
JANUARY 1, 2007, THROUGH DECEMBER 31, 2007

Balance as of January 1, 2007	$(29,024.83)
2007 Net Income	7,472.31
2007 Stockholder Distributions	(11,668.00)
Balance as of December 31, 2007	$(33,220.52)

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
JANUARY 1, 2007, THROUGH DECEMBER 31, 2007

Cash flow from operations

Net income per income statement	$ 7,472.31
Accounts receivable-trade decrease	21,524.65
Investments increase	(25,316.64)
Accounts payable trade increase	32,234.73
Accrued commissions and other expenses payable decrease	(7,517.15)
Accrued payroll taxes payable increase	1,218.79
Cash flow from operations	29,616.69
Cash received from shareholders for the purchase of additional shares of stock	-0-
Cash used to repurchase shareholder's stock	-0-
Cash distributions to shareholders	(11,668.00)
Net increase in cash	17,948.69
Cash balance beginning of year	10,067.19
Cash balance end of year	$28,015.88

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2007

Allowable assets:

Total assets		$158,233.22
Difference in investment value:		
Investments @ market value	$72,801.00	
Less investments @ cost	83,928.75	
Difference		(11,127.75)
Security deposit		(675.00)
Total allowable assets		146,430.47
Less current liabilities		50,653.74
Net capital before haircuts		95,776.73
Haircut on the market value of investments		(10,920.00)
Net capital		$ 84,856.73

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Nature of Business
The company operates as a discount securities brokerage firm. All trades are cleared and settled through RBC Dain Correspondent Services, a Division of RBC Dain Rauscher, a member of The New York Stock Exchange and The Securities Investor Protection Corporation.

Accounts Receivable-Trade
Accounts receivable-trade represents commissions due from brokers and agents at the end of the month. These amounts are generally paid by the 5th of the following month.

Depreciation
The company's property, plant, and equipment are depreciated using the MACRS method. All of the company's property, plant, and equipment have been fully depreciated.

Deposits
The company maintains a $25,000 security deposit at RBD Dain Correspondent Services and a $675 security deposit for the company's rented office space.

Investment
This represents the cost of listed securities held at RBC Dain Correspondent Services, in the name of the company. The market value of such securities at December 31, 2007, was $72,801.00.

Accounts Payable – Trade
This represents the amount of margin debt due RBC Dain Correspondent Services.

Accrued Commission and Other Expenses Payable
Accrued commissions payable represents commissions due to registered representatives at the end of the month--$5,658.95. These amounts are generally paid by the 7th of the following month. There were no other expenses payable.

Accrued Payroll Taxes
Accrued payroll taxes represents city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the proper taxing authority by their applicable due date.

Treasury Stock at Cost
This represents the cost to reacquire, from a stockholder, previously issued common stock.

Federal Income Tax
The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) ## Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⊙ Alternate ○ [0011]

Name of Broker Dealer: L&M FINANCIAL SERVICES
                                                                    [0013]   SEC File Number: 8- 42456
                                                                                                                      [0014]
Address of Principal Place of   5510 PEARL RD
Business: [0020]
                                                                                              Firm ID: 26247
                              PARMA   OH ———— 44129   [0015]
                              [0021] [0022]
                                                  [0023]

For Period Beginning   10/01/2007   And Ending   12/31/2007
                                   [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: _____ LAUREN A. FERRANTE   Phone: _____ 440-884-4495
                              [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
                              [0032]   [0033]

Name: _____   Phone: _____
                              [0034]   [0035]

Name: _____   Phone: _____
                              [0036]   [0037]

Name: _____   Phone: _____
                              [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   □ [0042]

ASSETS

		Allowable	Non-Allowable	Total
1.	Cash	28,016 [0200]		28,016 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	45,613 [0295]		
	B. Other	[0300]	[0550]	45,613 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	72,801 [0424]		
	E. Spot commodities	[0430]		72,801 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities			

[0160]

7. Secured demand notes
market value of collateral:

		0
[0470]	[0640]	[0890]

    A. **Exempted securities**

[0170]

    B. **Other securities**

[0180]

8. Memberships in exchanges:

    A. **Owned, at market**

[0190]

    B. **Owned, at cost**

[0650]

    C. **Contributed for use of the company, at market value**

	0
[0660]	[0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

		0
[0480]	[0670]	[0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

		0
[0490]	[0680]	[0920]

11. Other assets

	675	675
[0535]	[0735]	[0930]

12. **TOTAL ASSETS**

146,430	675	147,105
[0540]	[0740]	[0940]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2007   Period Ending 12/31/2007   Number of months _____3
           [3932]   [3933]   [3931]

REVENUE

1. Commissions:

    a. **Commissions on transactions in exchange listed equity securities executed on an exchange**

          1,357 [3935]

    b. **Commissions on listed option transactions**

          28,531 [3938]

    c. **All other securities commissions**

          82,644 [3939]

    d. **Total securities commissions**

          112,532 [3940]

2. Gains or losses on firm securities trading accounts

    a. **From market making in options on a national securities exchange**

          [3945]

    b. **From all other trading**

          [3949]

    c. **Total gain (loss)**

          0 [3950]

3. Gains or losses on firm securities investment accounts

          [3952]

4. Profit (loss) from underwriting and selling groups

          -12,300 [3955]

5. Revenue from sale of investment company shares

          20,298 [3970]

6. Commodities revenue

          [3990]

7. Fees for account supervision, investment advisory and administrative services

          [3975]

8. Other revenue

          5,608 [3995]

9. Total revenue

          126,138 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers

          15,000 [4120]

11. Other employee compensation and benefits

          64,404 [4115]

12. Commissions paid to other broker-dealers

          [4140]

13. Interest expense

          [4075]

    a. **Includes interest on accounts subject to subordination agreements**   [4070]

14. Regulatory fees and expenses

          1,707 [4195]

15. Other expenses

          82,662 [4100]

[1000]

2. **Includes equity subordination (15c3-1(d)) of**

[1010]

		[1430]	0 [1740]

D. **Exchange memberships contributed for use of company, at market value**

	[1220]	[1440]	0 [1750]

E. **Accounts and other borrowings not qualified for net capital purposes**

20.	8,234 [1230]	42,419 [1450]	50,653 [1760]

TOTAL LIABLITIES

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	141,000 [1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	-44,348 [1794]
	E. Total	96,652 [1795]
	F. Less capital stock in treasury	-200 [1796]
24.	TOTAL OWNERSHIP EQUITY	96,452 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	147,105 [1810]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	42,419 [1315]	42,419 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	8,234 [1205]	[1385]	8,234 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders			
[0970]			
2. Includes equity subordination (15c3-1(d)) of			
[0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders			
[0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

		163,773
16.	Total expenses	[4200]

NET INCOME

		-37,635
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	[4210]
18.	Provision for Federal Income taxes (for parent only)	[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above	[4222]

	a.	**After Federal income taxes of**	[4238]

20.	Extraordinary gains (losses)	[4224]

	a.	**After Federal income taxes of**	[4239]

21.	Cumulative effect of changes in accounting principles	[4225]

		-37,635
22.	Net income (loss) after Federal income taxes and extraordinary items	[4230]

MONTHLY INCOME

		20,613
23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
   (1)–Limited business (mutual funds and/or variable annuities only)

☐ [4550]

B. (k)
   (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

☐ [4560]

C. (k)
   (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	All [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k)
   (3)–Exempted by order of the Commission

☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

    96,452
    [3480]

2. Deduct ownership equity not allowable for Net Capital

    [3490]

3. Total ownership equity qualified for Net Capital

    96,452
    [3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

    0
    [3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

    0
    [3525]

5. Total capital and allowable subordinated liabilities

    96,452
    [3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

    675
    [3540]

    B. Secured demand note deficiency

    [3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

    [3600]

    D. Other deductions and/or charges

    [3610]

    -675
    [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

    0
    [3630]

8. Net capital before haircuts on securities positions

    95,777
    [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments

    [3660]

    B. Subordinated securities borrowings

    [3670]

    C. Trading and investment

securities:

1.	Exempted securities	_____ [3735]
2.	Debt securities	_____ [3733]
3.	Options	_____ [3730]
4.	Other securities	10,920 [3734]

D. Undue Concentration _____ [3650]

E. Other (List)

_____ [3736A]	_____ [3736B]
_____ [3736C]	_____ [3736D]
_____ [3736E]	_____ [3736F]
	0 [3736]

-10,920 [3740]

84,857

10. Net Capital [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)
548 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)
50,000 [3758]

13. Net capital requirement (greater of line 11 or 12)
50,000 [3760]

14. Excess net capital (line 10 less 13)
34,857 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)
84,033 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition
8,234 [3790]

17. Add:

A. Drafts for immediate credit _____ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited _____ [3810]

C. Other unrecorded amounts (List)

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
		0	
		[3820]	

		0
		[3830]
		8,234
		[3840]

19. Total aggregate indebtedness

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

%   10
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

%   0
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals,
(as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			134,087 [4240]
	A.	Net income (loss)		-37,635 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			96,452 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

